IN RETAIL FUND, L.L.C. AND SUBSIDIARIES

Consolidated Financial Statements
December 31, 2012, 2011(unaudited) and 2010 (unaudited)
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Members
IN Retail Fund, L.L.C.:
We have audited the accompanying consolidated financial statements of IN Retail Fund, L.L.C. and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended December 31, 2012, and the related notes to the consolidated financial statements.
Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of IN Retail Fund, L.L.C. and its subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.
The accompanying consolidated statements of operations, members’ equity, and cash flows for the years ended December 31, 2011 and 2010 were not audited by us, and accordingly, we do not express an opinion on them.

(signed) KPMG LLP
Chicago, Illinois
March 29, 2013

IN RETAIL FUND, L.L.C. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2012 and 2011

	2012	2011 (unaudited)
Assets:
Investment properties:
Land	$87,569,737	88,013,295
Building and improvements	233,636,111	231,797,202
	321,205,848	319,810,497
Less accumulated depreciation	64,177,199	55,368,495
Net investment properties	257,028,649	264,442,002
Cash and cash equivalents	6,963,756	8,309,489
Restricted cash	1,005,438	1,431,162
Accounts and rents receivable, net	5,900,428	7,213,953
Deferred rent	5,018,971	4,870,449
Deposits and other assets	983,255	324,817
Acquired lease intangibles, net	7,359,446	11,095,171
Deferred costs, net	1,358,452	958,041
Deferred costs, net to related party	2,791,118	2,356,196
Total assets	$288,409,513	301,001,280

Liabilities:
Accounts payable and accrued expenses	$1,933,395	2,187,296
Acquired below market lease intangibles, net	3,468,051	4,138,116
Accrued interest	760,622	752,883
Accrued real estate taxes	11,080,031	11,338,338
Security and other deposits	406,740	401,424
Mortgages payable	173,571,683	180,933,750
Prepaid rents and unearned income	1,558,744	1,167,762
Total liabilities	192,779,266	200,919,569
Members’ equity:
Equity:
Inland Real Estate Corporation	47,599,628	49,825,360
New York State Teachers' Retirement System	48,030,619	50,256,351
Total members' equity	95,630,247	100,081,711
Total liabilities and members' equity	$288,409,513	301,001,280

See accompanying notes to consolidated financial statements.

IN RETAIL FUND, L.L.C. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2012, 2011 and 2010

	2012	2011 (unaudited)	2010 (unaudited)
Revenues:
Rental income	$30,142,710	30,199,150	33,433,406
Tenant recoveries	12,966,827	13,876,591	14,160,953
Other property income	522,919	282,328	305,651
Termination fee income	2,554	—	76,797
Total revenues	43,635,010	44,358,069	47,976,807
Expenses:
Property operating expenses	4,473,689	4,832,942	5,685,543
Property operating expenses to related party	1,746,227	1,803,326	1,918,347
Bad debt expense	863,589	1,047,127	490,284
Real estate tax expense	10,871,637	11,409,353	11,689,262
Depreciation and amortization expense	14,917,308	16,306,101	19,687,211
General and administrative expenses	118,590	107,975	113,489
Total expenses	32,991,040	35,506,824	39,584,136
Operating income	10,643,970	8,851,245	8,392,671
Other income	33,579	206,039	513,147
Gain on land condemnation	791,781	—	—
Interest expense	(9,928,334)	(10,229,042)	(12,535,349)
Net income (loss)	$1,540,996	(1,171,758)	(3,629,531)

See accompanying notes to consolidated financial statements.

IN RETAIL FUND, L.L.C. AND SUBSIDIARIES
Consolidated Statements of Members’ Equity
Years ended December 31, 2012, 2011 and 2010

	Inland Real Estate Corp.	New York State Teachers' Retirement System	Total

Balance at December 31, 2009 (unaudited)	82,172,616	82,603,609	164,776,225

Distributions	(4,064,836)	(4,064,837)	(8,129,673)
Property Distribution	(16,226,971)	(16,226,971)	(32,453,942)
Net loss	(1,814,765)	(1,814,766)	(3,629,531)
Balance at December 31, 2010 (unaudited)	60,066,044	60,497,035	120,563,079

Contributions	275,088	275,088	550,176
Distributions	(9,929,893)	(9,929,893)	(19,859,786)
Net loss	(585,879)	(585,879)	(1,171,758)
Balance at December 31, 2011 (unaudited)	49,825,360	50,256,351	100,081,711

Contributions	4,225,000	4,225,000	8,450,000
Distributions	(7,221,230)	(7,221,230)	(14,442,460)
Net income	770,498	770,498	1,540,996
Balance at December 31, 2012	47,599,628	48,030,619	95,630,247

See accompanying notes to consolidated financial statements.

IN RETAIL FUND, L.L.C. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2012, 2011 and 2010

	2012	2011 (unaudited)	2010 (unaudited)
Cash flows from operating activities:
Net income (loss)	$1,540,996	(1,171,758)	(3,629,531)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,917,308	16,306,101	19,687,211
Amortization of acquired above market lease intangibles	94,961	413,126	236,790
Amortization of acquired below market lease intangibles	(670,065)	(733,987)	(785,375)
Gain on land condemnation	(791,781)	—	—
Straight line rental income	(148,522)	(298,664)	(397,878)
Bad debt expense	863,589	1,047,127	490,284
Amortization of loan fees	232,306	180,344	202,039
Changes in assets and liabilities:
Restricted cash	(54,566)	1,402,513	(976,478)
Accounts and rents receivable	449,936	599,609	744,231
Deposits and other assets	(658,438)	(25,000)	13,569
Accounts payable and accrued expenses	(43,372)	(168,470)	(17,633)
Accrued interest	7,739	(67,214)	(10,567)
Accrued real estate taxes	(258,307)	25,281	(329,224)
Security and other deposits	5,316	(19,454)	11,864
Prepaid rents and unearned income	390,982	73,248	43,067
Net cash provided by operating activities	15,878,082	17,562,802	15,282,369

Cash flows from investing activities:
Restricted cash	480,290	811,203	—
Additions to investment properties	(3,940,128)	(4,339,463)	(4,869,608)
Proceeds from land condemnation	394,450	—	—
Distribution for change in control of property	—	—	(807,075)
Leasing fees	(1,029,333)	(698,689)	(952,593)
Net cash used in investing activities	(4,094,721)	(4,226,949)	(6,629,276)

Cash flows from financing activities:
Contributions from members	8,450,000	550,176	—
Distributions to members	(14,442,460)	(19,859,786)	(8,129,673)
Mortgages payable proceeds	41,850,000	66,780,000	—
Loan fees	(615,457)	(665,088)	(52)
Payoff of mortgages payable	(47,300,000)	(55,051,252)	—
Principal payments of mortgages payable	(1,071,177)	(1,196,267)	(2,495,885)
Net cash used in financing activities	(13,129,094)	(9,442,217)	(10,625,610)
Net (decrease) increase in cash and cash equivalents	(1,345,733)	3,893,636	(1,972,517)
Cash and cash equivalents at beginning of year	8,309,489	4,415,853	6,388,370
Cash and cash equivalents at end of year	$6,963,756	8,309,489	4,415,853

Supplemental cash flow information

Cash paid for interest	$9,688,289	10,115,912	12,343,877

Non - cash accrued additions to investment properties	—	817,540	411,116

Write-off of fully depreciated building and improvements	(1,897,670)	(207,145)	(251,800)

Write-off of fully amortized acquired lease intangibles	(2,594,216)	(7,836,354)	(1,912,600)

Write-off of fully amortized deferred costs	(582,120)	(575,192)	(215,457)

Write-off of fully amortized acquired below market lease intangibles	257,681	396,947	539,114

See accompanying notes to consolidated financial statements.

IN RETAIL FUND, L.L.C. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012, 2011 (unaudited) and 2010 (unaudited)

(1)	Organization and Basis of Accounting
IN Retail Fund, L.L.C. (the “Company”) was formed October 8, 2004. The Company is a strategic joint venture formed between Inland Real Estate Corporation (“IRC”) and the New York State Teachers’ Retirement System (“NYSTRS”). The Company was formed to acquire Neighborhood Retail Centers and Community Centers located in the targeted markets of Illinois, Wisconsin and Minnesota. The initial term of the venture was seven years after the Company was formed, or October 8, 2011. During the year ended December 31, 2011, the termination date was extended to June 30, 2012. During the year ended December 31, 2012, IRC and NYSTRS entered into an amendment to the joint venture agreement extending the joint venture for a ten-year term through June 30, 2022. No other changes were made to the original joint venture agreement. IRC is the managing member of the Company and earns fees for providing property management, acquisition and leasing services to the Company. The profits and losses of the Company are shared equally between IRC and NYSTRS, except for the interest earned on the initial invested funds, of which IRC was allocated 95%.
Each property is owned by a single member L.L.C., each single member L.L.C. is wholly owned by the Company. The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
The Company is treated as a Partnership for federal and state income tax purposes. Therefore, no provision has been made for income taxes as the liability for such taxes is that of the members. If an uncertain tax position were to be identified, the Company would account for such in accordance with ASC Topic 740. No uncertain tax positions were identified during 2012, 2011 and 2010.
The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Accounting Policies
Cash and cash equivalents
The Company considers all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements purchased with an original maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposits in excess of FDIC insurance coverage. However the Company does not believe the risk is significant based on its review of the rating of the institutions where its cash is deposited. FDIC insurance currently covers up to $250,000 per depositor at each insured bank.
Restricted cash consists of escrow deposits required per the mortgage documents for future tenant improvements, replacement costs, real estate taxes, personal property, and insurance.
Capitalization and Depreciation
Depreciation expense is computed using the straight-line method. Building and improvements are depreciated based upon estimated useful lives of each asset type. The Company accounts for tenant allowances as tenant improvements. Tenant improvements are depreciated over the life of the related lease.
Acquired above and below market leases are amortized on a straight‑line basis over the life of the related leases as an adjustment to rental income. Acquired in‑place leases and customer relationship values are amortized over the average lease term as a component of amortization expense.
Leasing fees are amortized on a straight-line basis over the life of the related lease. Loan fees are amortized on a straight-line basis over the life of the related loan. Leasing and loan fees are presented in the accompanying consolidated balance sheets as deferred costs. Deferred costs are presented net of accumulated amortization of $1,722,374 and $1,502,017 for the years ended December 31, 2012 and 2011 (unaudited), respectively.

IN RETAIL FUND, L.L.C. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012, 2011 (unaudited) and 2010 (unaudited)

Acquisition of Investment Properties
The Company allocates the purchase price of each acquired investment property between land, building and improvements, other intangibles (including acquired above market leases, acquired below market leases and acquired in‑place leases) and any assumed financing that is determined to be above or below market terms. Purchase price allocations are based on our estimates.  The value allocated to land as opposed to building affects the amount of depreciation the Company records.  If more value is attributed to land, depreciation expense is lower than if more value is attributed to building and improvements. In some circumstances, the Company engages independent real estate appraisal firms to provide market information and evaluations that are relevant to its purchase price allocations; however, the Company is ultimately responsible for the purchase price allocations.
Amortization pertaining to the above market lease intangibles of $94,961, $413,126 and $236,790 was recorded as a reduction to rental income for the years ended December 31, 2012, 2011 (unaudited) and 2010 (unaudited), respectively. Amortization pertaining to the below market lease intangibles of $670,065, $733,987 and 785,375 was recorded as an increase to rental income for the years ended December 31, 2012, 2011 (unaudited) and 2010 (unaudited), respectively. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $3,640,764, $6,224,419 and $7,608,486 for the years ended December 31, 2012, 2011 (unaudited), and 2010 (unaudited) respectively. In the accompanying consolidated balance sheets, acquired lease intangibles is presented net of accumulated amortization of $12,290,920 and $11,149,411 for the years ended December 31, 2012 and 2011 (unaudited), respectively and acquired below market lease intangibles are net of accumulated amortization of $4,515,362 and $4,102,978 for the years ended December 31, 2012 and 2011 (unaudited), respectively. The table below presents the amounts to be recorded for the amortization of intangibles over the next five years:

Year	Amortization of Above Market Lease Intangibles	Amortization of Below Market Lease Intangibles	Amortization of In Place Lease Intangibles	Total
2013	$86,009	(627,023)	2,899,494	2,358,480
2014	64,438	(523,075)	797,606	338,969
2015	38,475	(401,888)	797,606	434,193
2016	25,644	(307,240)	797,606	516,010
2017	25,644	(239,635)	797,606	583,615
Thereafter	51,288	(1,369,190)	978,030	(339,872)
Total	$291,498	(3,468,051)	7,067,948	3,891,395

Impairment of Assets
The Company assesses the carrying values of its investment properties whenever events or changes in circumstances indicate that the carrying amounts of these investment properties may not be fully recoverable. Recoverability of the investment properties is measured by comparison of the carrying amount of the investment property to the estimated future undiscounted cash flows. In order to review the Company's investment properties for recoverability, the Company considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques; including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If the Company's analysis indicates that the carrying value of the investment property is not recoverable on an undiscounted cash flow basis, the Company recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.
The Company estimates the future undiscounted cash flows based on management’s intent as follows: (i) for real estate properties that the Company intends to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property; (ii) for real estate properties that the Company intends to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates; and (iii) for costs incurred related to the potential acquisition or development of a real estate property, recoverability is assessed based on the probability that the acquisition or development is likely to occur as of the measurement date.

IN RETAIL FUND, L.L.C. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012, 2011 (unaudited) and 2010 (unaudited)

The use of projected future cash flows is based on assumptions that are consistent with the Company's estimates of future expectations and the strategic plan it uses to manage its underlying business. However, assumptions and estimates about future cash flows, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions and the Company's ultimate investment intent that occur subsequent to the impairment analysis could impact these assumptions and result in future impairment charges of our real estate properties.
Revenue Recognition
Rental income is recognized on a straight-line basis over the term of each lease.  The difference between rental income earned on a straight-line basis and the cash rent due under provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets.
As a lessor, the Company defers the recognition of contingent rental income, such as percentage/excess rent until the specified target that triggered the contingent rental income was achieved.
Accounts receivable
The Company periodically reviews the collectability of outstanding receivables. Allowances are taken for those balances that the Company has reason to believe will be uncollectible, including amounts relating to straight-line rent receivables. As of December 31, 2012 and 2011 (unaudited), the Company had recorded approximately $1,095,428 and $1,279,876, respectively, as an allowance for uncollectible accounts on the accompanying consolidated balance sheets.

(2)	Change in Control of Ownership (unaudited)
During the year ended December 31, 2010, control of Algonquin Commons was transferred from the Company to IRC. NYSTRS paid IRC $11,886,400 in connection with and as part of the distribution of the property. In addition, IRC agreed to release NYSTRS from future obligations associated with the property. The following table summarizes the values of the assets and liabilities that changed control on July 1, 2010, the date of the distribution:

Investment Properties	$116,440,520
Cash and cash equivalents	807,075
Other assets	9,185,266
Total assets transferred	126,432,861
Mortgages payable	91,035,468
Other liabilities	2,943,451
Net assets distributed	$32,453,942

(3)	Land Condemnation
During the year ended December 31, 2012, the Company completed land condemnations for three investment properties, Maple View, Orland Park Place and Ravinia Plaza. In conjunction with these condemnations, the Company recorded a gain of $791,781, which is included in the accompanying consolidated statement of operations.

(4)	Fair Value Disclosures
In some instances, certain of the Company’s assets and liabilities are required to be measured or disclosed at fair value according to a fair value hierarchy pursuant to relevant accounting literature.  This hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable.

•	Level 3 – model-derived valuations with unobservable inputs that are supported by little or no market activity

IN RETAIL FUND, L.L.C. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012, 2011 (unaudited) and 2010 (unaudited)

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.  The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their classifications within the fair value hierarchy levels.
The Company's valuation of mortgages payable utilizes unobservable inputs in which little or no market data is available, requiring the Company to develop its own assumptions and therefore fall into Level 3 of the fair value hierarchy.
The fair value of mortgages payable is the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 2012 and 2011, the fair value of the Company's mortgages payable is estimated to be $180,279,578 and $177,423,193 (unaudited), respectively. The Company estimates the fair value of its total mortgages payable by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments (4.20% at December 31, 2012 and 5.40% at December 31, 2011) of comparable maturities by the Company's lenders (Level 3 inputs). Accounts and rents receivable, net, deposits and other assets, and accounts payable and accrued expenses are valued at cost which approximates their fair value at December 31, 2012 and 2011.

(5)	Transactions with Related Parties
IRC performs the Company’s acquisition, property management and leasing functions and earns fees for these services. For the years ended December 31, 2012, 2011 and 2010, the fees for these services totaled $2,726,625, $2,457,451 (unaudited) and $2,826,794 (unaudited), respectively. Of those fees, $1,746,227, $1,803,326 (unaudited) and $1,918,347 (unaudited) are included in property operating expenses in the accompanying consolidated statements of operations, and $980,398, $654,125 (unaudited) and $908,447 (unaudited) are capitalized leasing costs included in deferred costs, net in the accompanying consolidated balance sheets.

(6)	Operating Leases
Minimum lease payments under operating leases to be received in the future, assuming no expiring leases are renewed are as follows:

2013	$29,048,660
2014	25,951,396
2015	22,929,746
2016	19,608,810
2017	17,859,340
Thereafter	56,041,746
Total	$171,439,698

Remaining lease terms range from one to forty six years. As of December 31, 2012, 2011 and 2010, the average physical occupancy (unaudited) of the Company’s properties was 95%, 95% and 96%, respectively. Pursuant to the lease agreements, tenants of the property are required to reimburse the Company for some or all of the particular tenant's pro rata share of the real estate taxes and operating expenses of the property. Such amounts are not included in the future minimum lease payments above, but are included in tenant recoveries on the accompanying consolidated statements of operations.

IN RETAIL FUND, L.L.C. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012, 2011 (unaudited) and 2010 (unaudited)

(7)	Mortgages Payable
The Company’s mortgages payable are secured by certain of its investment properties, all loans are non-recourse and there are no guarantees on the debt. The loans are at fixed rates of interest and consist of the following at December 31, 2012 and 2011:

Mortgagee	Interest rate at December 31, 2012 (a)	Interest rate at December 31, 2011 (unaudited)	Maturity Date	Current Monthly Payment	Balance at December 31, 2012	Balance at December 31, 2011 (unaudited)
Midland	-	4.94%	-	-	$—	17,500,000
Midland	-	4.94%	-	-	—	15,000,000
Allstate	-	5.21%	-	-	—	8,200,000
Principal Life	-	5.29%	-	-	—	6,600,000
Wachovia Securities (b)(c)	5.58%	5.58%	04/2013	83,402	11,448,500	12,593,048
Wachovia Securities (b)(c)	5.66%	5.66%	04/2013	16,267	2,429,687	2,483,387
Wachovia Securities (b)(c)	5.93%	5.93%	04/2013	48,735	6,989,044	7,147,287
Principal Life (b)(c)	6.08%	6.08%	10/2013	73,453	10,731,958	10,942,876
TCF National Bank (c)	6.50%	6.50%	09/2014	76,590	11,538,086	11,687,152
John Hancock Life	5.83%	5.83%	02/2015	65,588	13,500,000	13,500,000
Allstate	5.86%	5.86%	03/2015	41,508	8,500,000	8,500,000
Principal Bank	5.00%	5.00%	05/2016	33,333	8,000,000	8,000,000
Prudential	4.00%	4.00%	01/2019	55,000	16,500,000	16,500,000
Midland National Life Insurance	4.75%	-	06/2019	69,271	17,500,000	—
North American Company	4.60%	-	07/2019	24,342	6,350,000	—
JP Morgan Chase Bank	5.55%	5.55%	09/2021	202,063	42,280,000	42,280,000
ING Life Insurance and Annuity (c)	4.40%	-	04/2022	90,137	17,804,408	—
	Mortgages Payable				$173,571,683	180,933,750

(a) The weighted average interest rate at December 31, 2012 was 5.30%.
(b) $31,599,189 of the Company’s mortgages payable mature during 2013. The Company repaid the loans maturing in April 2013 on March 11, 2013. The Company expects to either repay or replace the loan maturing in October 2013 with new debt for a term of five years or longer at the market interest rate at the time the existing debt matures, although there is no assurance that the Company will be able to replace the debt on terms and conditions the Company finds acceptable, if at all.

(c) These loans require payments of principal and interest monthly, all other loans listed are interest only.

IN RETAIL FUND, L.L.C. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012, 2011 (unaudited) and 2010 (unaudited)

As of December 31, 2012, the required future principal payments on the Company’s mortgages payable over the next five years and thereafter are as follows:

2013	$32,067,133
2014	11,692,483
2015	22,321,686
2016	8,334,209
2017	351,551
Thereafter	98,804,621
Total	$173,571,683

(8)	Commitments and Contingencies
The Company is subject, from time to time, to various other legal proceedings and claims that arise in the ordinary course of business. While the resolution of these other matters cannot be predicted with certainty, management believes, based on currently available information, that the final outcome of such matters will not have a material adverse effect on the consolidated financial statements of the Company.

(9)	Subsequent Events
On March 11, 2013, the Company repaid approximately $20,900,000 of mortgages payable maturing in April 2013 that encumbered the properties Maple View and Regal Showplace. Each partner contributed their share, net of escrow refunds, or approximately $9,900,000.
The Company has evaluated events through March 29, 2013, the date of the financial statement issuance, and did not identify any additional subsequent events requiring adjustment or disclosure in the consolidated financial statements.